June 2010 Pricing Sheet dated June 25, 2010 relating to Preliminary Terms No. 436 dated June 23, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Buffered PLUS Based on the Value of the S&P 500® Index due July 2, 2012
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JUNE 25, 2010
Issuer:	Morgan Stanley
Maturity date:	July 2, 2012
Underlying index:	S&P 500® Index
Aggregate principal amount:	$3,460,000
Payment at maturity:
•      If the final index value is greater than the initial index value:
$10 + the leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
•      If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 10%:
$10
•      If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 10%:
($10 x the index performance factor) + $1.00
This amount will be less than the stated principal amount of $10. However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity.

Leveraged upside payment:	$10 x leverage factor x index percent increase
Leverage factor:	200%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,076.76, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	June 27, 2012, subject to adjustment for non-index business days and certain market disruption events
Buffer amount:	10%
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$12.90 per Buffered PLUS (129% of the stated principal amount)
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS
Pricing date:	June 25, 2010
Original issue date:	June 30, 2010 (3 business days after the pricing date)
CUSIP:	61759G554
ISIN:	US61759G5541
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$10	$0.16875	$9.83125
Total	$3,460,000	$58,387.50	$3,401,612.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.16875 for each Buffered PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the Buffered PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 436 dated June 23, 2010
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008
The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.